UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F-A-4

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended________________________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

GRANDVIEW GOLD INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

500 – 360 Bay Street, Toronto, Ontario Canada, M5H 2V6
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: common shares (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Not Applicable

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.
Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☒ Item 18 ☐

- i -

10G. Statements by Experts

In reference to financial numbers stated throughout this registration statement, a consent by the auditors McCarney Greenwood LLP, Chartered Accountants, has been obtained. Reference is made to Item 19B. Exhibits, 5.3.

In connection with the technical information disclosed under Item 4D.1 Pony Creek/Elliott Dome Property, Elko County, Nevada, a consent has been included as referenced under Item 19B. Exhibits, 5.4.

19B. Exhibits

(Reference is made to Registration Statement on Form 20-F, dated May 3, 2005, filed with the Securities and Exchange Commission on May 5, 2005, for exhibits 1, 2, and 3.1 - 3.6. Reference is made to Amendment No. 1 to Registration Statement on Form 20-F, dated August 17, 2005, filed with the Securities and Exchange Commission on August 18, 2005, for exhibits 5.1, and 5.4. Reference is made to Amendment No. 2 to Registration Statement on Form 20-F, dated November 14, 2005, filed with the Securities and Exchange Commission on November 15, 2005, for exhibits 3.7 – 3.14, and 5.2)

1.	Articles of Incorporation/Bylaws as currently in effect:
	1.1.	Certificate of Incorporation, Loisan Red Lake Gold Mines Limited, November 23, 1945
	1.2.	Articles of Amendment dated September 22, 1983
	1.3.	Articles of Amendment dated April 9, 1987
	1.4.	Articles of Amendment dated July 6, 2004
	1.5.	By-laws of the Company dated January 14, 1987

2.	Instruments defining the rights of holders of equity
- Refer to Exhibit No. 1 -

3.	Material Contracts
	3.1.	Option Agreement between Mill City Gold Corp. and Grandview Gold Inc. dated April 13, 2005.
	3.2.	Management contract dated June 1, 2004 with Global-Tek Business Development Inc., a consulting company owned by the president Raymond Pecoskie.
	3.3.	Consulting Agreement with Bay Street Connect Ltd. dated September 14, 2004 for consulting services to identify and attract potential investors. Termination letter dated December 21, 2004.
	3.4.	Investor relations agreement dated June 29, 2004 with IBK Capital Corp for consulting services.
	3.5.	Investor Relations agreement dated March 1, 2005, with Tangent Management Corp.
	3.6.	Agreement for Purchase and Sale Among Grandview Gold Inc. and Wildcat Exploration Ltd. dated effective April 1, 2005.
	3.7.	Letter of Intent with Goldcorp Inc. (“Goldcorp”), dated July 12, 2005
	3.8.	Option Agreement with Fronteer Development Group Inc. and the Company, dated as of August 26, 2005
	3.9.	Investor relations agreement dated September 1, 2005 with Renmark Financial Communications Inc. for consulting services.
	3.10.	Memorandum of Agreement between the Company and Rodren Drilling Ltd. dated September 12, 2005
	3.11.	Option Agreement dated September 30, 2005 between the Company and Marum Resources Inc.
	3.12.	Consulting Agreement dated August 1, 2005 between the Company and Michael A. Dehn.
	3.13.	Finders Fee Agreement dated October 20, 2005 between the Company and McKeena Gold Inc.
	3.14.	Letter Agreement dated September 8, 2005 with Mill City Gold Corp. amending Option Agreement between Mill City Gold Corp. and Grandview Gold Inc. dated April 13, 2005.

4.	List of Subsidiaries
- None -

5.	Additional Exhibits
5.1. 2004 Stock Option Plan
5.2. Audit Committee Charter
5.3. Consent of McCarney Greenwood LLP.
5.4. Consent of R.H. Russell, M.Sc.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GRANDVIEW GOLD INC.

By:	/s/ Ray Pecoskie
Ray Pecoskie
President

Date: December 22, 2005